Exhibit 1.4

30 June 2020

SolGold plc

(“SolGold” or the “Company”)

SolGold Commences Offer to Acquire Cornerstone Capital Resources Inc.

The Board of Directors of SolGold (LSE & TSX: SOLG) is pleased to announce that it has today, through its wholly-owned subsidiary SolGold Canadian ExchangeCo Corp. (“Offeror”), formally commenced an offer (the “Offer”) to acquire all of the issued and outstanding common shares (“Cornerstone Shares”) of Cornerstone Capital Resources Inc. (“Cornerstone”) (TSX: CGP).

•                  All-stock transaction of 11 ordinary shares of SolGold (or at the election of certain shareholders subject to tax in Canada, 11 exchangeable shares) for each Cornerstone represents a premium of approximately 22% over Cornerstone’s closing price on the TSX Venture Exchange on 29 June 2020

•                  Transaction eliminates disadvantages for Cornerstone shareholders arising from a minority position in Alpala and future financing and dilution risks at the project level

•                  Cornerstone shareholders also gain exposure to and upside from SolGold’s 75 other wholly-owned and prospective concessions in four wholly owned subsidiaries covering 13 additional copper gold targets with similar to, or better potential than Alpala throughout Ecuador

The notice and advertisement of the Offer appear in the 30 June 2020 editions of The National Post and Le Devoir. The Offer to Purchase and Circular (the “Offer and Circular”) and related documents will be filed with the Canadian securities regulators on SEDAR under Cornerstone’s profile at www.sedar.com, with the United States Securities and Exchange Commission at  www.sec.gov. and mailed to shareholders of Cornerstone in due course.

Commenting on the Offer for Cornerstone, SolGold CEO Nick Mather said:

“This is an exciting value enhancing opportunity, providing Cornerstone shareholders with a premium over the current market for their Cornerstone investment and continued participation in a consolidated and much more attractive ownership structure for the world-class copper-gold porphyry Alpala Project in northern Ecuador.

In addition to this, Cornerstone shareholders will gain exposure to and the upside of SolGold’s extensive additional exploration tenure position throughout Ecuador. We invite Cornerstone investors to be a part of SolGold’s ultimate vision to become a major copper-gold mining company in Ecuador where SolGold’s award-winning exploration teams have identified a number of priority copper gold targets with similar or better prospects than even Alpala, and are rapidly advancing these. You can be part of this exciting plan.”

Other benefits for Cornerstone shareholders include:

•                  Continued participation in the Alpala Project through a simplified, 100% consolidated vehicle

•                  Elimination of disadvantages arising from a minority position in Alpala

•                  Exposure to the upside of SolGold’s highly prospective additional concessions throughout Ecuador

•                  Increased trading liquidity and capital markets exposure

•                  An opportunity to benefit from a strong, experienced and invested management team with a track-record of value creation

SolGold plc UK Company  No. 5449516  ARBN 117 169 856 Phone: +61 (0) 7 3303 0660  Email:  info@solgold.com.au Website:  www.solgold.com.au

Street address: Level 27, 111 Eagle Street, Brisbane QLD 4000 Australia Postal address: GPO Box 5261, Brisbane QLD 4001

Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Background to Offer:

The world class Alpala Project is currently wholly owned by Exploraciones Novomining S.A., an Ecuadorean company co-owned by SolGold and Cornerstone with legal and beneficial ownership interests of 85% and 15% respectively. Future ownership levels by Cornerstone may be reduced depending on whether Cornerstone contributes to certain expenditures following completion of a Feasibility Study by SolGold.

It has been the view of the Board of Directors and management of SolGold for some time, that the consolidation of 100% ownership of the Alpala Project into a single listed entity makes eminent sense and would simplify the structure of the project, whilst also removing the risk of dilution and future development funding finance for Cornerstone shareholders.

Consequently, on January 31, 2019, following SolGold’s good faith efforts to negotiate a business combination transaction with Cornerstone (which efforts were fruitless), SolGold issued a press release (the “Initial Press Release”) indicating its intent to make the Offer.

Subsequent to the Initial Press Release, SolGold announced, on November 25, 2019, a significant further investment from BHP Limited (“BHP”), the world’s largest leading resources company, whereby BHP agreed to invest US$22 million into SolGold shares making BHP SolGold’s largest shareholder.

On May 11, 2020, SolGold announced that it had entered into a US$100 million binding Net Smelter Returns (“NSR”) Financing Agreement with Franco-Nevada Corporation, with an option to upsize the financing to an aggregate of US$150 million at SolGold’s election, with reference to the Cascabel concession in Ecuador. And, on June 5 and 8, 2020, SolGold announced the results of a private placing to institutional and private investors and members of the Board of Directors raising US$40 million in gross proceeds.

The NSR Financing and private placing together raise up to US$190 million in gross proceeds and are expected to fund SolGold for the next 18 months, including through the anticipated Alpala Project Pre-Feasibility Study and Feasibility Study, all activities required to achieve the development decision (with the exception of capital development costs) in addition to regional exploration costs and all overhead costs. This compares favorably with Cornerstone’s cash position of US$0.7million as of March 31, 2020. A merger prevents the risk of near-term dilution to Cornerstone shareholders.

With significant investments from Newcrest Mining, BHP as well as Franco-Nevada, it is clear that industry majors to date, elected to gain exposure to the Alpala Project through SolGold and not Cornerstone.

For more information about the benefits to Cornerstone shareholders and background to the Offer, shareholders are encouraged to visit  www.solgoldofferforcornerstone.com, where the Offer and Circular are easily accessible for all free of charge.

For More Information and How to Tender Shares To The Offer:

Cornerstone shareholders who hold shares through a broker or intermediary should promptly contact them directly and provide their instructions to tender to the Offer. Taking no action and not accepting the Offer comes with significant risks of shareholder dilution and constrained share prices. The deadline for Cornerstone shareholders to tender their shares is October 14 2020.

For assistance, Cornerstone shareholders should visit www.solgoldofferforcornerstone.com or contact Kingsdale Advisors (Information Co-Agent and Depositary for the Offer) and/or Gryphon Advisors

(Information Co-Agent) for the Offer, at +1-888-823-4343 (North American Toll-Free Number) or +1-416-867-2272 (Outside North America) or via email at contactus@kingsdaleadvisors.com.

Advisors:

SolGold has retained Hannam & Partners and Cormark Securities Inc. as its financial advisors in connection with the Offer, Bennett Jones LLP as Canadian legal advisor, White & Case LLP as United Kingdom legal advisor and HopgoodGanim as Australian legal advisor. SolGold has engaged Kingsdale Advisors as its strategic shareholder and communications advisor and depositary and Kingsdale Advisors and Gryphon Advisors as its co-information agents.

By order of the Board

Karl Schlobohm

Company Secretary

CONTACTS

Nicholas Mather	Tel: +61 (0) 7 3303 0665
SolGold Plc (Chief Executive Officer)	+61 (0) 417 880 448
nmather@solgold.com.au

Karl Schlobohm
SolGold Plc (Company Secretary)	Tel: +61 (0) 7 3303 0661
kschlobohm@solgold.com.au

Ingo Hofmaier
SolGold Plc (GM — Project & Corporate Finance)	Tel: +44 (0) 20 3823 2131
ihofmaier@solgold.com.au

Gordon Poole / Nick Hennis
Camarco (Financial PR / IR)	Tel: +44 (0) 20 3757 4997
solgold@camarco.co.uk

Andrew Chubb	Tel: +44 (0) 20 7907 8500
Hannam & Partners (Joint Broker and Financial Advisor)
solgold@hannam.partners

Ross Allister / David McKeown	Tel: +44 (0)20 7418 8900
Peel Hunt (Joint Broker and Financial Advisor)
solgold@peelhunt.com

Clayton Bush / Scott Mathieson	Tel: +44 (0) 20 3100 2227
Liberum (Joint Broker)
solgold@liberum.com

James Kofman / Darren Wallace	Tel: +1 416 943 6411
Cormark Securities Inc. (Financial Advisor)
dwallace@cormark.com

Follow us on twitter @SolGold_plc

Media Contact (North America):
Andy Radia
Director, Communications and Marketing
Kingsdale Advisors
Direct: +416-867-2357

ABOUT SOLGOLD

SolGold is a leading resources company focussed on the discovery, definition and development of world-class copper and gold deposits. In 2018, SolGold’s management team was recognised by the “Mines and Money” Forum as an example of excellence in the industry and continues to strive to deliver objectives efficiently and in the interests of shareholders. SolGold is the largest concession holder by land mass, and most active explorer in Ecuador and is aggressively exploring the length and breadth of this highly prospective and gold-rich section of the Andean Copper Belt.

The Company operates with transparency and in accordance with international best practices. SolGold is committed to delivering value to its shareholders, while simultaneously providing economic and social benefits to impacted communities, fostering a healthy and safe workplace and minimizing the environmental impact.

Dedicated stakeholders

SolGold employs a staff of 700 employees of whom 98% are Ecuadorian. This is expected to grow as the operations expand at Alpala, and in Ecuador generally. SolGold focusses its operations to be safe, reliable and environmentally responsible and maintains close relationships with its local communities. SolGold has engaged an increasingly skilled, refined and experienced team of geoscientists using state of the art geophysical and geochemical modelling applied to an extensive database to enable the delivery of ore grade intersections from nearly every drill hole at Alpala. SolGold has 86 geologists, of whom 30% are female, on the ground in Ecuador exploring for economic copper and gold deposits.

About Cascabel and Alpala

The Alpala deposit is the main target in the Cascabel concession, located on the northern section of the heavily endowed Andean Copper Belt, the entirety of which is renowned as the base for nearly half of the world’s copper production. The project area hosts mineralisation of Eocene age, the same age as numerous Tier 1 deposits along the Andean Copper Belt in Chile and Peru to the south. The project base is located at Rocafuerte within the Cascabel concession in northern Ecuador, an approximately three-hour drive on sealed highway north of the capital Quito, close to water, power supply and Pacific ports.

Having fulfilled its earn-in requirements, SolGold is a registered shareholder with an unencumbered legal and beneficial 85% interest in ENSA (Exploraciones Novomining S.A.) which holds 100% of the Cascabel concession covering approximately 50km2. The minority equity owner in ENSA is required to repay 15% of costs since SolGold’s earn in was completed, from 90% of its share of the distribution of earnings or dividends from ENSA or the Cascabel concession. It is also required to contribute to development or be diluted, and if its interest falls below 10%, it shall convert to a 0.5% NSR royalty which SolGold may acquire for US$3.5 million.

Advancing Alpala towards development

The resource at the Alpala deposit boasts a high-grade core which is targeted to facilitate early cashflows and an accelerated payback of initial capital. SolGold is currently assessing financing options available to the Company for the development of the Alpala mine following completion of the Definitive Feasibility Study.

Mineral Resource Estimate #3:

•                  Mineral Resource of 2,663 Mt @ 0.53% CuEq for 9.9 Mt Cu, 21.7 Moz Au and 92.2 Moz Ag in the Measured plus Indicated categories.

•                  Mineral Resource of 544 Mt @ 0.31% CuEq for 1.3 Mt Cu, 1.9 Moz Au and 10.6 Moz Ag in the Inferred category

Qualified Persons: Information in this news release relating to technical information is based on data reviewed by Mr. Jason Ward ((CP) B.Sc. Geol.), the Chief Geologist of the Company. Mr. Ward is a Fellow of the Australasian Institute of Mining and Metallurgy, holds the designation FAusIMM (CP), and has in excess of 20 years’ experience in mineral exploration and is a Qualified Person for the purposes of the relevant LSE and TSX Rules. Mr Ward consents to the inclusion of the information in the form and context in which it appears.

SolGold’s Regional Exploration Drive

SolGold is using its successful and cost-efficient blueprint established at Alpala, and Cascabel generally, to explore for additional world class copper and gold projects across Ecuador. SolGold is the largest and most active concessionaire in Ecuador.

The Company wholly-owns four other subsidiaries active throughout the country that are now focussed on thirteen high priority gold and copper resource targets, several of which the Company believes have the potential, subject to resource definition and feasibility, to be developed in close succession or even on a more accelerated basis compared to Alpala.

SolGold is listed on the London Stock Exchange and Toronto Stock Exchange (LSE/TSX: SOLG). The Company has on issue a total of 2,072,213,495 fully-paid ordinary shares and 183,662,000 unlisted options exercisable at various prices.

Quality Assurance / Quality Control on Sample Collection, Security and Assaying

SolGold operates according to its rigorous Quality Assurance and Quality Control (QA/QC) protocol, which is consistent with industry best practices.

Primary sample collection involves secure transport from SolGold’s concessions in Ecuador, to the ALS certified sample preparation facility in Quito, Ecuador. Samples are then air freighted from Quito to the ALS certified laboratory in Lima, Peru where the assaying of drill core, channel samples, rock chips and soil samples is undertaken. SolGold utilises ALS certified laboratories in Canada and Australia for the analysis of metallurgical samples.

Samples are prepared and analysed using 100g 4-Acid digest ICP with MS finish for 48 elements on a 0.25g aliquot (ME-MS61). Laboratory performance is routinely monitored using umpire assays, check batches and inter-laboratory comparisons between ALS certified laboratory in Lima and the ACME certified laboratory in Cuenca, Ecuador.

In order to monitor the ongoing quality of its analytical database, SolGold’s QA/QC protocol encompasses standard sampling methodologies, including the insertion of certified powder blanks, coarse chip blanks, standards, pulp duplicates and field duplicates. The blanks and standards are Certified Reference Materials supplied by Ore Research and Exploration, Australia.

SolGold’s QA/QC protocol also monitors the ongoing quality of its analytical database. The Company’s protocol involves Independent data validation of the digital analytical database including search for sample overlaps, duplicate or absent samples as well as anomalous assay and survey results. These are routinely performed ahead of Mineral Resource Estimates and Feasibility Studies. No material QA/QC issues have been identified with respect to sample collection, security and assaying.

Reviews of the sample preparation, chain of custody, data security procedures and assaying methods used by SolGold confirm that they are consistent with industry best practices and all results stated in this announcement have passed SolGold’s QA/QC protocol.

See  www.solgold.com.au for more information. Follow us on twitter @SolGold_plc CAUTIONARY NOTICE

News releases, presentations and public commentary made by SolGold plc (the “Company”) and its Officers may contain certain statements and expressions of belief, expectation or opinion which are forward looking statements, and which relate, inter alia, to interpretations of exploration results to date and the Company’s proposed strategy, plans and objectives or to the expectations or intentions of the Company’s Directors. Such forward-looking and interpretative statements involve known and unknown risks, uncertainties and other important factors beyond the control of the Company that could cause the actual performance or achievements of the Company to be materially different from such interpretations and forward-looking statements.

Accordingly, the reader should not rely on any interpretations or forward-looking statements; and save as required by the exchange rules of the TSX and LSE or by applicable laws, the Company does not accept any obligation to disseminate any updates or revisions to such interpretations or forward-looking statements. The Company may reinterpret results to date as the status of its assets and projects changes with time expenditure, metals prices and other affecting circumstances.

This release may contain “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding the Company’s plans for developing its properties, successful completion of the NSR Financing, successful completion of Offer, future gold stream financing, resource estimates, the lifting of travel-related COVID-19 restrictions, results of exploration activities, development of the Alpala project, future funding participation by Cornerstone, future budgets to complete a feasibility study and re-activation of operations . Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: timing of the lifting of COVID-19 related-related restrictions, the successful completion of the Offer, satisfactory completion of site visit due diligence by Franco-Nevada, the ability to complete future financings on terms acceptable to SolGold, transaction risks; general business, economic, competitive, political and social uncertainties; future prices of mineral prices; accidents, labour disputes and shortages and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

The Company and its officers do not endorse, or reject or otherwise comment on the conclusions, interpretations or views expressed in press articles or third-party analysis, and where possible aims to circulate all available material on its website.